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                              November 30, 2023

       Joseph E. Teichman
       Executive Vice President and General Counsel
       Lightstone Value Plus REIT II, Inc.
       1985 Cedar Bridge Avenue, Suite 1
       Lakewood, New Jersey 08701

                                                        Re: Lightstone Value
Plus REIT II, Inc.
                                                            Schedule 14D-9
Filed November 22, 2023
                                                            File No. 005-94193

       Dear Joseph E. Teichman:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your Schedule 14D-9, unless otherwise indicated.

       Schedule 14D-9 Filed November 22, 2023

       Past Contacts, Transactions, Negotiations and Agreements

   1. In the first two paragraphs of this section, please explain why the disclosure that pertains to the Company is
qualified "[t]o the knowledge of the Company." Otherwise, please omit the qualifications.
       The Solicitation or Recommendation

   2.                                                   Refer to the fourth
bullet under the subsection "The Key Reasons for the
                                                        Recommendation." Please
specify which sections of the Company's Annual Report on
                                                        Form 10-K for the year
ended December 31, 2022 describe the "methodologies and
                                                        assumptions, as well as
certain qualifications, used to determine the estimated values [of]
                                                        the Company's assets
and liabilities . . ." in connection with the estimated NAV
                                                        calculation of $10.12
per Share. See General Instruction C to Schedule 14D-9.
   3. Refer to the following statement made under the last bullet of the subsection "The Key
 Joseph E. Teichman
Lightstone Value Plus REIT II, Inc.
November 30, 2023
Page 2
         Reasons for the Recommendation": "[T]he Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders" (emphasis added). Under Rule 14e-1(b) of the Exchange
         Act, a tender offer needs to remain open for at least 10 business days after any decrease in offer consideration. Please revise accordingly to prevent this disclosure from being misleading.
Person/Assets, Retained, Employed, Compensated or Used

4. We note in the disclosure under "Reasons for the Recommendation" that the Board of
         Directors consulted the Advisor about the Tender Offer. Please state in your response letter whether the Advisor received any compensation from the Company in connection with the Board of Director's consultation with representatives of the Advisor regarding the terms of the Tender Offer. Revise the disclosure in this section of the Schedule 14D-9 if applicable. See Item 1009(a) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-
330-1032, or Eddie Kim at 202-679-6943.



FirstName LastNameJoseph E. Teichman                           Sincerely,
Comapany NameLightstone Value Plus REIT II, Inc.
                                                               Division of
Corporation Finance
November 30, 2023 Page 2                                       Office of
Mergers & Acquisitions
FirstName LastName